Exhibit 99.16

Genetic Technologies appoints Mike Tonroe as CFO

Melbourne, Australia, 12th April 2021: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), announces the appointment of Michael Tonroe to the role of Chief Financial Officer, commencing on 28 June 2021.

Michael has over 25 years’ experience in overseeing the finance function at both management and board-level positions for private and listed companies in Australia, UK, US and Canada. He also has extensive experience in the biotech space across both the financial and company secretary roles having most recently managed both functions for dual-listed Opthea Limited.

Commenting on the appointment, Chairman, Peter Rubinstein said, “We are pleased to appoint Michael to the role of Chief Financial Officer. Michael’s background and expertise in cross border financial management will be a significant asset for GTG. In conjunction with the recent appointment of Simon Morriss we are well positioned with a strong senior leadership team across all major functions with significant depth of experience and expertise.”

In recognising the support of CFO Solutions Mr Rubinstein stated: “We thank the team at CFO Solutions for their critical outsourced financial support over the past few years as we repositioned the business and established our longer-term strategy. There professionalism and expertise have been highly appreciated and we look forward to a smooth transition when Michael commences with us at the end of June.”

Prior to his most recent role as Chief Financial Officer and Company Secretary at dual-listed Opthea Michael was Chief Financial Officer and Company Secretary at the Australian Synchrotron in Melbourne. Michael also has extensive accounting expertise having worked for both Deloitte and KPMG in the UK and Hong Kong.

On joining Genetic Technologies Michael stated, “I am excited to be joining the team at Genetic Technologies. The depth of experience sitting within this business already is impressive and I am thrilled to once again to utilise my skills and expertise in working with companies as they transition from early-stage revenue to full commercialisation. I look forward to working with the whole team to establish the inhouse finance function to provide the structure and support for Genetic Technologies long-term strategy.”

Michael is a fellow of the Institute of Chartered Accountants in England and Wales, a member of the Australian Institute of Company Directors and holds a graduate degree in Business Studies from Buckingham University, UK.

A summary of Mr Tonroe’s key employment terms are outlined in the attached Appendix 1.

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Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Approved by the Board of Directors Genetic Technologies Limited.

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Appendix 1: Mr Michael Tonroe – Key Terms and Conditions of Employment

The material terms of Mr Tonroe Employment Agreement are as follows:

Commencement Date:	28 June 2021

Total Employment package	Fixed Salary of $300,000 inclusive of base salary and compulsory superannuation contributions to be reviewed annually in June.

Short Term Incentive:	Mr Tonroe is eligible to receive up to 25% of the Total Employment Package (inclusive of superannuation) if specific company and personal performance hurdles are met. Performance hurdles for the financial year ended 30 June 2022 (FY22) are to be agreed by 21st July 2021.

Long Term Incentive:	Mr Tonroe is eligible to receive sixty million Performance Rights on commencement for nil consideration subject to specific hurdles being: GTG’s share price as quoted on the ASX reaching $0.016 (or the equivalent in the case of a stock split or stock consolidation) or greater for more than 15 consecutive ASX trading days; and subject to Mr Tonroe remaining engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

The Performance Rights are subject to Board resolution and expire three years from the date they are awarded.

Notice Period:	Genetic Technologies or Mr Tonroe may terminate the employment agreement by providing four months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.

Restraints:	Mr Tonroe shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr Tonroe is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.

Other terms:	Mr Tonroe’s CFO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.